One Belvedere Place
Suite 300
Mill Valley, CA 94941

Phone 415.389.7373

VIA EDGAR

November 17, 2023

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.W.
Washington, D.C. 20549

Attn:	Eric McPhee Jennifer Monick
Office of Real Estate & Construction

Re:	Redwood Trust, Inc.
Response to Comments on:
Form 10-K for the Year Ended December 31, 2022, filed March 1, 2023
Form 8-K, filed October 30, 2023 Response dated October 11, 2023

File No. 001-13759

Dear Mr. McPhee and Ms. Monick,

On behalf of Redwood Trust, Inc. (“Redwood” or the “Company”), I hereby provide the following responses in reply to the Staff’s comment letter dated November 14, 2023 (the “Comment Letter”) in connection with the above-referenced Current Report on Form 8-K (the “October 2023 8-K”). For your convenience, our responses are preceded with an italicized recitation of the comments set forth in the Comment Letter.

Form 8-K filed October 30, 2023

Exhibit 99.1

Non-GAAP Disclosures, page 10

1.

We have considered your response to comment 1 and your revised disclosure related to non-GAAP Earnings Available for Distribution within your most recent earnings release. Your adjustment for Change in economic basis of investments presents income from your investments on an alternative basis. This adjustment is inconsistent with Question 100.04 of the Compliance & Disclosure Interpretations on the use of Non-GAAP Financial Measures. Specifically, changing the income recognition appears to be an individually tailored measurement principle. Please revise your non-GAAP measure to eliminate the adjustment for Change in economic basis of investments.

We acknowledge the Commission’s position regarding Redwood’s inclusion of the adjustment for Change in economic basis of investments in our calculation of non-GAAP Earnings available for distribution (“EAD”). Going forward, when we disclose EAD as an alternative measure of financial performance, we will eliminate the adjustment for Change in economic basis of investments and will conform any prior periods presented.

November 17, 2023

*           *          *

Should you have any further comments or questions about this letter, please contact me by telephone at 415-384-3827 or by email at brooke.carillo@redwoodtrust.com.

Very truly yours,

Redwood Trust, Inc.

By:	/s/ Brooke Carillo
Brooke Carillo
Chief Financial Officer